[As filed via EDGAR System on July 3, 2001]

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                Amendment No. 2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            EAGLE SUPPLY GROUP, INC.
                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                  269894-10-1

                                 (CUSIP Number)

      Bradco Supply Corporation                Barry Segal
      13 Production Way                        c/o Bradco Supply Corporation
      P.O. Box 67                              13 Production Way
      Avenel, New Jersey 07001                 P.O. Box 67
      Phone: (732) 382-3400                    Avenel, New Jersey 07001
                                               Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                  June 21, 2001
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP NO. 269894-10-1              SCHEDULE 13D                Page 2 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bradco Supply Corporation - EID #22-1805243
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        26,700
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               26,700
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.31%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 269894-10-1              SCHEDULE 13D                Page 3 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF,AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        610,480
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               610,480
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      637,180
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.48%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby supplement and amend the Schedule 13D, originally filed jointly by the Reporting Persons on February 2, 2001, as amended by Amendment No. 1 filed May 31, 2001 (collectively, the "Schedule 13D"), with respect to their beneficial ownership of Common Stock of Eagle Supply Group, Inc. ("Eagle" or "Company").

Item 1. Security and Issuer

      No change.

Item 2. Identity and Background

      Information Regarding Bradco

      ---------------------------------

                  No change

      Information Regarding Barry Segal

      ---------------------------------

                  No change

Item 3. Source and Amount of Funds or Other Consideration

      Since last reported, Segal has further directly purchased a net amount of 95,600 shares of Company Common Stock on the open market for the aggregate net purchase price of approximately $136,513.80. An itemized breakdown of the daily transactions for the prior 60 days is more fully set forth in Item 5 below. The source of funds for the payment by Segal for such Company Common Stock was with borrowed funds obtained form his broker on a margin basis and personal funds. These borrowed funds are secured by the securities held by such broker on Segal's behalf.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

      (a) Segal is the direct beneficial owner of 610,480 shares of Company Common Stock, representing approximately 7.17% of the outstanding Company Common Stock (based on the 8,510,000 shares of Company Common Stock reported to be outstanding as of May 10, 2001 in the Company's Quarterly Report on Form 10Q for the three months ended March 31, 2001). In addition, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Segal may be deemed to be the indirect beneficial owner of the 26,700 shares of Company Common Stock owned by Bradco, representing approximately 0.31% of the outstanding Company Common Stock. Therefore, Segal may be deemed the beneficial owner of 637,180 shares of Company Common Stock representing approximately 7.48% of the outstanding Company Common Stock.

      (b) Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by him. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the Company Common Stock owned by it.

      (c) Within the last 60 days, the following purchase and sales of Company Common Stock have been effected on the open market by Segal.

I.    Barry Segal

Trade Type             Quantity          Date       Price       Total
----------             --------          ----       -----       -----

Bought                  4,000         04/26/2001    $1.27      $5,080.00
Sold                   (4,000)        05/01/2001    $1.27      $5,080.00
Sold                   (4,000)        05/01/2001    $1.27      $5,260.07
Bought                    500         05/01/2001    $1.31      $655.00
Bought                  1,500         05/01/2001    $1.36      $2,040.00
Bought                  4,000         05/04/2001    $1.20      $4,800.00
Bought                  4,000         05/04/2001    $1.29      $5,160.00
Bought                  4,000         05/07/2001    $1.31      $5,240.00
Bought                  4,000         05/07/2001    $1.31      $5,240.00
Bought                  4,000         05/08/2001    $1.31      $5,240.00
Bought                  2,000         05/08/2001    $1.32      $2,640.00
Bought                  2,000         05/08/2001    $1.33      $2,660.00
Bought                  4,000         05/08/2001    $1.31      $5,240.00
Bought                    400         05/09/2001    $1.33      $532.00
Bought                  3,000         05/09/2001    $1.32      $3,960.00
Bought                    100         05/10/2001    $1.25      $125.00
Bought                    500         05/10/2001    $1.24      $620.00
Bought                  4,000         05/10/2001    $1.25      $5,000.00
Bought                  1,700         05/11/2001    $1.32      $2,244.00
Bought                  1,000         05/11/2001    $1.30      $1,300.00
Bought                  1,000         05/11/2001    $1.30      $1,300.00
Sold                   (2,000)        05/14/2001    $1.36      $2,720.00
Sold                     (400)        05/17/2001    $1.32      $528.00
Bought                    500         05/18/2001    $1.39      $695.00
Bought                  1,000         05/18/2001    $1.40      $1,400.00
Bought                  1,000         05/18/2001    $1.39      $1,390.00
Bought                  1,000         05/18/2001    $1.36      $1,360.00
Bought                  1,000         05/18/2001    $1.36      $1,360.00
Bought                  4,000         05/21/2001    $1.345     $5,379.75
Bought                  4,000         05/22/2001    $1.346     $5,386.90
Bought                  3,000         05/22/2001    $1.34      $4,020.00
Bought                  4,000         05/23/2001    $1.326     $5,302.95
Bought                  1,500         05/24/2001    $1.28      $1,924.75
Bought                 39,000         05/25/2001    $1.29      $50,333.70
Bought                  1,000         05/25/2001    $1.34      $1,340.00
Bought                  1,500         05/30/2001    $1.28      $1,924.75
Sold                   (2,000)        05/31/2001    $1.37      $2,732.26
Sold                   (4,000)        05/31/2001    $1.37      $5,464.51
Bought                  6,000         06/12/2001    $1.26      $7,579.75
Bought                  5,000         06/18/2001    $1.29      $6,469.75
Bought                    500         06/21/2001    $1.31      $665.00
Bought                    500         06/21/2001    $1.31      $665.00
Bought                    500         06/21/2001    $1.34      $670.00

Trade Type             Quantity          Date       Price       Total
----------             --------          ----       -----       -----

Bought                    500         06/21/2001    $1.34      $670.00
Bought                    500         06/21/2001    $1.35      $675.00
Bought                    500         06/21/2001    $1.35      $675.00
Bought                    500         06/21/2001    $1.35      $675.00
Bought                    500         06/21/2001    $1.35      $675.00
Bought                  1,000         06/21/2001    $1.33      $1,330.00
Bought                  6,000         06/21/2001    $1.32      $7,920.00
Bought                  6,000         06/21/2001    $1.31      $7,860.00

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      ---------------------------------

      None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A - Executive Officers and Directors of Bradco Supply Corporation (incorporated by reference to Schedule A of the Reporting Persons of the initial
Schedule 13D filed February 2, 2000).

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2001

                              BRADCO SUPPLY CORPORATION


                              By:    /s/ Barry Segal
                                     --------------------------
                              Name:  Barry Segal
                              Title: Chief Executive Officer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2001


                              By:    /s/ Barry Segal
                                     --------------------------
                              Name:  Barry Segal

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Eagle Supply Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of July 3, 2001.

                                    BRADCO SUPPLY CORPORATION


                                    By: /s/ Barry Segal
                                      --------------------------
                                    Name:  Barry Segal
                                    Title: Chief Executive Officer


                                    By: /s/ Barry Segal
                                      --------------------------
                                    Name:  Barry Segal